Exhibit 3.1

ARTICLES OF INCORPORATION OF ORRSTOWN FINANCIAL SERVICES, INC.,

AS AMENDED

(conformed - as amended through January 28, 2010)

The undersigned desiring to incorporate a business corporation under the provisions of the Business Corporation Law of the Commonwealth of Pennsylvania (Act of May 5, 1933, P.L. 364, as amended) does hereby certify:

ARTICLES OF INCORPORATION:

1. Name of the Corporation is : Orrstown Financial Services, Inc.

2. The location and post office address of its initial registered office in the Commonwealth of Pennsylvania is:

77 East King Street, Shippensburg, Cumberland County, Pennsylvania 17257.

3. The purpose or purposes for which the Corporation is incorporated are:

To have unlimited power to engage in and do any lawful acts concerning any or all lawful business for which corporations may be incorporated under the provisions of the Business Corporation Law of the Commonwealth of Pennsylvania. The Corporation is incorporated under the provisions of the Business Corporation Law of the Commonwealth of Pennsylvania (Act of May 5, 1933, P.L. 364, as amended).

4. The term for which the Corporation is to exist is perpetual.

5. The shareholders of the Corporation shall not have the right to cumulate their shares in voting for the election of directors.

(a)	The aggregate number of shares which the Corporation shall have authority to issue is:

(i)	50,000,000 shares of Common Stock with no par value; and

(ii)	500,000 shares of Preferred Stock with a par value of $1.25 per share.

(b)	The relative rights, preferences and designations of the Preferred stock shall be as follows:

The Board of Directors may issue, in one or more series, the shares of Preferred Stock, with full, limited, multiple, fractional or no voting rights, and with such designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights or other special or relative rights as shall be fixed from time to time by resolution of the Board of Directors.

7. (A) The Board of Directors may, if it deems advisable, recommend or oppose a tender or other offer for the Corporation’s securities, whether the offer is in cash or in the securities of a corporation or otherwise. When considering whether to recommend or oppose an offer, the Board of Directors may, but is not legally obligated to, consider any pertinent issue. By way of illustration, but not limitation, the Board of Directors may, but shall not be legally obligated to, consider any or all of the following:

(1) whether the offer price is based on the historical and present operating results or financial condition of the Corporation;

(2) whether a more favorable price could be obtained for the Corporation’s securities in the future;

(3) the impact which an acquisition of the Corporation would have on the employees, depositors and customers of the Corporation and its subsidiaries and the community which they serve;

(4) the reputation and business practices of the offeror and its management and affiliates as they would affect the employees, depositors and customers of the Corporation and its subsidiaries and the future value of the Corporation’s stock;

(5) the value of the securities (if any) which the offeror is offering in exchange for the Corporation’s securities, based on an analysis of the worth of the Corporation as compared to the corporation or other entity whose securities are being offered; and

(6) any antitrust or other legal and regulatory issues that are raised by the offer.

(B) If the Board of Directors determines that an offer should be opposed, it may take any lawful action for that purpose, including, but not limited to, any, or all of the following: advising shareholders not to accept the offer; litigation against the offeror; filing complaints with all governmental and regulatory authorities; acquiring the Corporation’s securities; selling or otherwise issuing authorized but unissued securities or treasury stock or granting options, warrants or rights with respect thereto; making defensive acquisitions; and obtaining a more favorable offer from another individual or entity.

8. Any business combination (including a plan of merger or consolidation) or sale or transfer of all or substantially all of the assets of the Corporation with or to a shareholder of the Corporation who, directly or indirectly, has voting control over 10% or more of any class of shares of the Corporation or with or to an entity which, directly or indirectly, is controlled by such a shareholder, shall require the approval by the Board of Directors of the Corporation and approval by shareholders entitled to cast at least three-fourths of the votes which all shareholders are entitled to cast thereon; provided, however, if such business combination or sale or transfer is approved by at least three-fourths of the Directors of the Corporation, then approval by shareholders entitled to cast a majority of the votes which all shareholders are entitled to cast shall be sufficient.

9. If any person (including any individual, corporation, partnership or other entity) directly or indirectly acquires shares of the Corporation entitling the owner to cast at least 10% of the votes which all shareholders would be entitled to cast in the election of Directors of the Corporation, then any business combination (including a plan of merger or consolidation) with such person or an entity directly or indirectly controlled by such person shall require such person to offer to pay the other shareholders of the Corporation at least the highest price paid directly or indirectly by such person for any of the shares then directly or indirectly owned by such person. For purposes of this provision “price” shall mean the sum of any cash and the fair value of any other consideration paid for any of such shares.

10. These Articles of Incorporation may be amended by the affirmative vote of shareholders entitled to cast at least three-fourths of the votes which all shareholders are entitled to cast unless approved by three-fourths of the Directors of the Corporation, in which case approval by shareholders entitled to cast a majority of the votes which all shareholders are entitled to cast shall be sufficient.

11. Section 910 of the Pennsylvania Business Corporation Law shall not be applicable to the Corporation.

12. The name and post office address of the incorporator and the number and class of shares subscribed by his are:

Name	Address	Number & Class of Share

Michael A. Budin, Esq.	12th Floor Packard Bldg.	One share of common stock
Philadelphia, PA 19102

13. Any or all classes and series of shares, or any part thereof, may be represented by uncertificated shares, except that shares represented by a certificate that is issued and outstanding shall continue to be represented thereby until the certificate is surrendered to the Corporation.